UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

ASTEA INTERNATIONAL INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04622E208

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04622E208

(1)	Names of Reporting Persons: KVO Capital Management, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization : Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power : 400,658

(6) Shared Voting Power: 0 (see Item 4)

(7) Sole Dispositive Power: 400,658

(8) Shared Dispositive Power: 0 (see Item 4)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,658 (See Item 4)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row 9: 11.27%

(12)	Type of Reporting Person (See Instructions): IA

CUSIP No. 04622E208

(1)	Names of Reporting Persons: Kernan V. Oberting

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power: 0

(6) Shared Voting Power: 400,658 (See Item 4)

(7) Sole Dispositive Power: 0

(8) Shared Dispositive Power: 400,658 (See Item 4)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 400,658 (See Item 4)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row 9: 11.27%

(12)	Type of Reporting Person (See Instructions): IN

Item 1.
	(a)	Name of Issuer Astea International Inc.
	(b)	Address of Issuer’s Principal Executive Offices 240 Gibraltar Road Horsham, PA 19044

Item 2.
	(a)	Name of Person Filing KVO Capital Management, LLC
	(b)	Address or Principal Business Office or, if none, Residence 33 S. Main Street, Box 17 Hanover, NH 03755
	(c)	Citizenship Delaware
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP No. M6184R101
	(a)	Name of Person Filing Kernan V. Oberting
	(b)	Address or Principal Business Office or, if none, Residence c/o KVO Capital Management, LLC 33 S. Main Street, Box 17 Hanover, NH 03755
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock
(e)

CUSIP No.
M6184R101

This Amendment No. 4 is filed by KVO Capital Management, LLC (“KVO”) and Kernan V. Oberting (“Mr. Oberting”).  KVO and Mr. Oberting have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	a.	☐ Broker or dealer registered under section 15 of the Act.
	b.	☐ Bank as defined in section 3(a)(6) of the Act.
	c.	☐ Insurance company as defined in section 3(a)(19) of the Act.
	d.	☐ Investment company registered under section 8 of the Investment Company Act of 1940.
	e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. KVO
	a.	Amount beneficially owned: 400,658
	b.	Percent of class: 11.27%
	c.	Number of shares as to which such person has:
		i.	Sole power to vote or to direct the vote: 400,658
		ii.	Shared power to vote or to direct the vote: 0
		iii.	Sole power to dispose or to direct the disposition of : 400,658
		iv.	Shared power to dispose or to direct the disposition of : 0
Kernan V. Oberting
	a.	Amount beneficially owned: 400,658 (1)
	b.	Percent of class: 11.27%
	c.	Number of shares as to which such person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 400,658 (1)
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 400,658 (1)

(1)                Mr. Oberting is the Managing Member of KVO.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), Mr. Oberting may be deemed to beneficially own all of the shares that KVO is deemed to beneficially own. Mr. Oberting disclaims beneficial ownership of any of the securities covered by this Schedule 13G.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KVO CAPITAL MANAGEMENT, LLC

Dated: February 10, 2011	By:	/s/ Kernan V. Oberting
Name: Kernan V. Oberting
Title: Managing Member

Dated: February 10, 2011	/s/ Kernan V. Oberting
Kernan V. Oberting